AB* 3/11

UNI[illegible]
SECURITIES AND [illegible]
08029496
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 3 2008
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
B-Trade Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
(212) 468-7560
(Area Code – Telephone No.)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 0 4 2008
Washington, DC
104

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

OATH OR AFFIRMATION

We, Gregory M. Brennan and Sean D. Graham, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of B-Trade Services LLC, as of December 31st, 2007, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gregory M. Brennan, President and Chief Executive Officer

Sean D. Graham, Chief Financial Officer

Notary Public

KEITH GOLDEN
NOTARY PUBLIC - STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
NO. 02GO6074892
My Commission Expires May 27, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Net Assets (in Liquidation)

B-Trade Services LLC (In Process of Liquidation)

December 31, 2007
with Report of Independent Registered Public Accounting Firm

B-Trade Services LLC
(In Process of Liquidation)

Statement of Net Assets (in Liquidation)

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
B-Trade Services LLC

We have audited the statement of net assets (in liquidation) of B-Trade Services LLC (the "Company") as of December 31, 2007. This statement of net assets (in liquidation) is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of net assets (in liquidation) based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets (in liquidation) is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets (in liquidation), assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets (in liquidation) presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Notes 1 and 2 to the statement of net assets (in liquidation), the Member of B-Trade Services LLC plans for the liquidation of the Company in 2008. As a result, the Company has changed its basis of accounting as of January 1, 2007 to a liquidation basis.

In our opinion, the statement of net assets (in liquidation) referred to above present fairly, in all material respects, the financial position of B-Trade Services LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles applied on the bases described in the preceding paragraph.

Ernst + Young LLP

February 27, 2008

B-Trade Services LLC

Statement of Net Assets (in Liquidation)

December 31, 2007

Assets	
Cash and cash equivalents	$ 80,837,115
Cash and securities segregated in compliance with federal and other regulations	33,957,032
Receivable from brokers and dealers, net of allowance of $325,544	3,046,411
Fixed assets, at cost, less accumulated depreciation and amortization of $1,483,373	1,249,424
Other assets	2,915,770
Total assets	$122,005,752
Liabilities and member's equity	
Liabilities:	
Due to bank	$ 670,588
Payable to Tradebook (*Note 1*)	8,629,982
Taxes payable to Parent	31,461,642
Deferred soft dollar and commission recapture payable	5,045,273
Accrued compensation and other liabilities	15,198,626
Total liabilities	61,006,111
Member's equity	60,999,641
Total liabilities and member's equity	$122,005,752

The accompanying notes are an integral part of this statement of net assets (in liquidation).

1. Organization and Description of Business

B-Trade Services LLC (the "Company") is a Delaware Limited Liability Company, which is registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. (formerly a member of the National Association of Securities Dealers, Inc.) ("FINRA").

The Company is a wholly-owned subsidiary of the Bank of New York Mellon (the "Parent", formerly the Bank of New York). The Company was formed as a limited purpose broker-dealer solely to provide trade execution and clearing services for Bloomberg Tradebook LLC ("Tradebook"), which offers a continuous trading system to institutions and broker-dealers (the "Participants") over the Bloomberg Network. In addition, other FINRA broker-dealers may access certain Participant bids and offers pursuant to the SEC order handling rules. The Company shares commission revenue net of certain expenses with Tradebook pursuant to a transaction agreement (the "Agreement"). Effective December 31, 2007, Tradebook terminated the Agreement with the Company.

On October 2, 2006, the Bank of New York Mellon Corporation ("BNY Mellon", formerly the Bank of New York Co., Inc.), the parent company of the Parent, completed a transaction ("the Merger") with Eze Castle Software, Inc. ("Eze Castle"), a provider of trade order management and related investment technologies, and GTCR Golder Rauner, LLC ("GTCR"), a private equity firm, to form BNY ConvergEx Group LLC ("ConvergEx"), a new company that combined Eze Castle with several other businesses owned by BNY Mellon. BNY Mellon and GTCR each own approximately 33.8% of ConvergEx, with the remaining ownership held by Eze Castle's investors and current and former members of ConvergEx's management team.

As part of the Merger, cash was deposited in escrow for ConvergEx's purchase of certain net assets of the Company, as well as G-Trade Services LLC ("G-Trade"), an affiliate (the "Transaction"). The Transaction was contingent upon the Company and G-Trade attaining certain contractually defined performance metrics for the twelve month period preceding the closing date of the Transaction. These performance metrics were met and on February 1, 2008, ConvergEx completed the Transaction by acquiring certain net assets of the Company consisting of cash of $6,481,000, fixed assets of $1,135,000, and accrued compensation liabilities of $6,481,000 in a transaction accounted for as a sale of a business. The final purchase price that ConvergEx will pay BNY Mellon is subject to post-closing adjustments and potential earn-out payments based on the performance of the acquired businesses (principally of G-Trade) for the twelve-month period following the closing date. As a result of the Transaction, there was no change in the Company's regulatory net capital, as the fair value of the Company's net assets acquired by ConvergEx, which approximated $1,135,000, was equal to the carrying value of those net assets immediately prior to the Transaction.

1. Organization and Description of Business (continued)

The Company expects to cease operations in 2008 and settle all remaining receivable and payable balances that were not transferred to ConvergEx as part of the Transaction. Pursuant to the terms of the Transaction, ConvergEx is responsible for operating and winding down the Company on behalf of the Parent, at no charge. Subsequent to the Transaction, the Company filed Form BDW, *Uniform Request for Broker-Dealer Withdrawal*, to withdraw its registration from the SEC and membership in FINRA.

2. Significant Accounting Policies

The statement of net assets (in liquidation) has been prepared in accordance with accounting principles generally accepted in the United States using a liquidation basis of accounting.

Under the liquidation basis of accounting, the Company is required to report net assets in liquidation. Total net assets in liquidation on December 31, 2007 are $60,999,641. The net assets in liquidation at December 31, 2007 reflect management's estimate of the net realizable value of the Company's assets and the settlement costs of the Company's liabilities. The actual values and costs could differ from those estimates and could be greater or lesser than the amounts recorded.

Included in accrued compensation and other liabilities on the statement of net assets (in liquidation) is a reserve of $775,000 for estimated compensation and benefits, occupancy and equipment, and other costs the Company expects to incur in 2008 while it winds down its activities and ceases operations.

Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of net assets (in liquidation) in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of net assets (in liquidation) and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Commissions receivable are recorded on a trade date.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Cash and Securities Segregated in Compliance with Federal and Other Regulations

Cash and securities segregated in compliance with federal and other regulations on the statement of net assets (in liquidation) is comprised of $10,959,195 of short-term U.S. treasury bills deposited in a special bank account for the benefit of customers in accordance with the requirements of SEC Rule 15c3-3, $9,997,837 of short-term U.S. treasury bills and $13,000,000 in cash deposited with clearing organizations. Short-term U.S. treasury bills are recorded on a trade date basis.

Financial Instruments

Financial instruments held by the Company approximate their fair value. Financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing on a daily basis.

On September 15, 2006 the Financial Accounting Standards Board issued FASB Statement No. 157 "Fair Value Measurement" ("FAS 157"). The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of FAS 157 are effective for fiscal years beginning after November 17, 2007, however in November 2007 the FASB elected to defer the provision for all non-financial assets and non-financial liabilities, except for those non-financial items that are recognized or disclosed at fair value on a recurring basis. The Company does not believe FAS 157 will have a material impact on the statement of net assets (in liquidation).

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and fifteen years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

2. Significant Accounting Policies (continued)

Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized in accordance with Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and amortized over the estimated useful life of the software ranging from five to seven years.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the statement of net assets (in liquidation) carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

In June 2007, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company determined that it did not require a change in its tax liability for unrecognized tax benefits, and consequently, the beginning balance of retained earnings was unaffected. As of December 31, 2007, the Company determined that is has no uncertain tax positions, interest or penalties as defined within FIN 48, and accordingly, Management has concluded that no additional FIN 48 disclosures are required.

The Company is included within a federal consolidated income tax return and combined state and local income tax returns in various jurisdictions. BNY Mellon is currently under a federal income tax audit and for various state and local tax jurisdictions. The Company does not believe that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next 12 months.

2. Significant Accounting Policies (continued)

Other Assets

Other assets on the statement of net assets (in liquidation) consist of prepaid purchased research, deferred tax assets, securities owned and other miscellaneous receivables and deposits. Prepaid purchased research of $1,348,520 represents amounts paid for the acquisition of research and research related services from independent originators and suppliers on behalf of the Company's customers. Such receivables may not be contractually obligated.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers and dealers, prepaid purchased research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectibility in determining the allowance for doubtful accounts.

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer. These amounts are typically disbursed within the Company's normal operating cycle of one year.

3. Fixed Assets

At December 31, 2007, fixed assets were comprised of:

Computer hardware	$ 2,063,484
Software	444,807
Leasehold improvements	199,189
Furniture and equipment	25,317
Less accumulated depreciation and amortization	(1,483,373)
Fixed assets, net	$ 1,249,424

Included in computer hardware and accumulated depreciation and amortization is $1,300,984 and $202,501, respectively, related to assets acquired under capital lease arrangements. Included in accrued compensation and other liabilities on the statement of net assets (in liquidation) is $1,226,187 which represents remaining principal payments under the capital lease obligation. The fixed assets and capital lease obligation were transferred to ConvergEx

3. Fixed Assets (continued)

as part of the Transaction.

4. Income Tax Provision

The Company is included in the consolidated federal and combined state and local tax returns filed by BNY Mellon. Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY Mellon. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY Mellon in its consolidated and/or combined returns.

The deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a deferred tax asset of $530,490 and a deferred tax liability of $39,035 which are included in other assets and taxes payable to Parent, respectively, in the statement of net assets (in liquidation). The deferred tax asset is attributable to depreciation. The deferred tax liability is attributable to amortization on internally developed software.

5. Related Party Transactions

The Company has entered into a fully disclosed clearing agreement with BNY ConvergEx Execution Solutions LLC ("CESG"), an affiliate, for the carrying of institutional customer accounts and clearance of broker transactions.

Included in receivables from brokers and dealers on the statement of net assets (in liquidation) is $1,295,373 due from CESG for commissions earned on unsettled trades.

CESG, ConvergEx and the Parent provide certain management, administrative and technical services to the Company on a regular basis. In addition, the Company subleases office space from CESG.

The Company provides credit services to affiliates.

The Company executes trades for Westminster Research Associates ("WRA"), an affiliate, pursuant to the terms contained in fully disclosed clearing agreements. WRA is paid a referral fee for each trade executed as part of the Company's multi-broker payment platform.

In 2007 the Company made cash disbursements to WRA in the amount of $2,999,640 for accrued deferred soft dollar and commission recapture payable balances, and received cash

5. Related Party Transactions (continued)

from WRA in the amount of $256,422 for prepaid purchased research receivable balances. The amounts paid and received reflect the carrying amounts of the assets and liabilities on the date of the transaction.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $54,903,070 and its net capital requirement was $250,000. In accordance with the requirements of SEC Rule 15c3-3, at December 31, 2007, the Company has segregated $10,959,195 in a special bank account for the benefit of customers, which was in excess of its required deposit of $704,186.

7. Retirement Savings Plans

All employees of the Company are eligible to participate in a retirement savings plan sponsored by BNY Mellon, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

8. Off-Balance Sheet Risks

Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, provides accounting and disclosure requirements for certain guarantees.

In the normal course of business, the Company's business activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by CESG. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreement, the Company is required to reimburse CESG without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations.

However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to CESG for the customer accounts at December 31, 2007.

9. Subsequent Events

In 2008, the Company made cash disbursements to WRA and CESG of $3,597,267 and $385,395, respectively, for deferred soft dollar and commission recapture payable balances, and received cash from WRA in the amount of $1,426,759 for prepaid purchased research balances.

END